FOR IMMEDIATE RELEASE
JED OIL, INC. ANNOUNCES DEFINITIVE ASSET SWAP AGREEMENT
WITH ENTERRA ENERGY TRUST
Calgary, Alberta, September 18, 2006 — JED Oil Inc. (AMEX: JDO) (“JED”) today announced that it has signed a definitive agreement with Enterra Energy Trust regarding the previously announced property swap. Pursuant to the agreement, JED will acquire 100% of Enterra’s working interest in the North Ferrier area and approximately 57.5% of Enterra’s interest in the East Ferrier area in exchange for JED’s interests in common with Enterra in East Central Alberta, the Desan area of North East British Columbia, the Ricinus area of Alberta and settlement of amounts owing to JED by Enterra. The swap was based on independent third party engineering evaluations. The value of the additional interests JED is acquiring in Ferrier was determined to be approximately $44 million on a 10% net present value (NPV) basis. The effective date of the transaction is July 1, 2006 with closing scheduled for September 28, 2006 subject to several conditions, including receipt of required consents and approvals by both parties. At closing of the asset swap, the existing farmout, joint services and business principles agreements between the parties will be terminated.
About JED Oil Inc.
Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.
This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document such as the failure to obtain the necessary consents to complete the swap with Enterra on a timely basis or at all. Additional factors that may affect future results are contained in JED filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts: JED Oil Inc. Reg Greenslade, Chairman (403) 213-2507 Al Williams, President (403) 537-3250 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com